August 4, 2023

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Las Vegas Sands Corp.
Form 8-K filed January 25, 2023
Response dated April 6, 2023
File No. 001-32373

Ladies and Gentlemen:

Las Vegas Sands Corp. (“we,” “our” or the “Company”) hereby responds to the comments set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated July 3, 2023 (the “Comment Letter”) relating to the above referenced SEC filing and SEC comment letter response.

For the convenience of the Staff, the Company has restated in this letter the comments in the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the relevant SEC filing. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the relevant SEC filing.

Form 8-K filed January 25, 2023
Exhibit 99.1
Non-GAAP measures, page 6

1.	We note your response to comment 2. We believe your adjustments for hold-normalized casino revenue and expense to arrive at consolidated hold-normalized adjusted property EBITDA, hold-normalized adjusted property EBITDA for Macao Operations and Marina Bay Sands, and hold-normalized adjusted net loss from continuing operations attributable to LVS are inconsistent with Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please revise to remove the non-GAAP measures that include adjustments for hold-normalized casino revenue and expense.
Response: The Company acknowledges the Staff’s comment and understands the importance of adhering to SEC disclosure requirements, especially in connection with disclosures involving revenues. The Company believes its use of non-GAAP measures that include adjustments for hold-normalized casino revenue and expense for its rolling baccarat programs in Macao and Singapore (the "Measure"), on a quarterly basis only, is in compliance with the Staff's interpretive guidance and provides important information to investors in a manner that increases consistency and transparency. In an effort to provide further clarity, the Company plans to redefine such non-GAAP disclosures to “Hold-adjusted” rather than “Hold-normalized,” which we believe better represent our rationale for using the Measure, and to consider ways to expand the definition and rationale for providing the non-GAAP disclosures in future disclosures.

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Securities and Exchange Commission
August 4, 2023

With many years of experience operating table games of chance in various markets, the Company’s management team identified that over longer periods of time, rolling baccarat table game win percentages trend within a consistent range, while the quarter-over-quarter win percentages can fluctuate outside of these ranges. This is due to: (a) the math inherent in the game of baccarat resulting in determinable win percentages based on decisions made by patrons; (b) the discrete ability to determine the volume of play based on the utilization of non-negotiable chips; and (c) high volumes of play over successive periods yielding predictable win percentage levels. Internally, management adjusts these amounts to improve comparability between periods. In an effort to enhance disclosure, improve transparency and help investors properly assess the underlying performance of the Company, the Company began reporting the Measure in the earnings release and the investor relations presentation for the quarter ended September 30, 2012. The Company has consistently and transparently reported this information only on a quarterly basis ever since for both its Macao and Singapore rolling programs. The Company does not report the Measure on a year-to-date or annual basis, as rolling baccarat table game volumes over longer periods of time will reflect a win percentage consistent with the expected range. The Company does not provide a similar Measure for its non-rolling table games primarily because more than one type of table game is included in such metric (e.g., blackjack, roulette, craps, pai gow, sic-bo, etc.) with different math and win percentages inherent in each game. In addition, non-negotiable chips are not used for non-rolling table games and the range in bet amounts allowed vary by table game and by gaming floor. These factors result in an expected non-rolling win percentage that cannot be determined with the same precision and reliability as with rolling baccarat table games.
Since the implementation of this methodology in 2012, as additional information has been collected from analyzing historical win percentages over time, new wagers have been introduced and player behavior has evolved, management’s expectations of the win percentage, which directly impact the Measure, have been updated to reflect these developments. The updated expectations have resulted in an increase in the expected range of win percentage. The increase is directly related to the introduction of side bets and the evolution of patron betting behavior.
In current filings, for the Company's operations in both Macao and Singapore, the Measure is calculated using the estimated incremental casino revenue related to rolling volume play that would have been earned or lost had the Company's current period win percentage equaled 3.30%, and such adjustments are applied only if the current period win percentage is outside the expected range of 3.15% to 3.45%. Throughout the period in which the Company has disclosed the Measure, the expected ranges and the win percentage to which the Measure is adjusted have been updated to reflect evolving player behaviors. Management has consistently evaluated these underlying inputs and has updated the Measure accordingly to ensure investors have the most reliable information available – the same information being used by management to evaluate performance.
The use of adjustments to account for variability in win rates is prevalent in the gaming industry. Many other industry participants employ terminology and methodology similar to the Measure. These disclosures are well understood by the investment community, who we believe greatly value the supplemental disclosure because it provides additional transparency and allows for better comparability and easier interpretation of the quarterly performance of companies in the sector.
While other registrants often discuss the impact of win percentage variances on their financial performance in quarterly earnings calls, we believe many of those disclosures may lack the transparency, consistency and rigor when compared to the reporting methodology of the Company. For example, other registrants may disclose only the specific impact on EBITDA of low or high win percentage in a particular quarter, without providing the necessary context such as the ranges that are in place to determine the impact or whether the adjustment relates to rolling play (where an exact measure of volumes of bets is available for the calculation), or non-rolling play (where the volume of bets is not as measurable and therefore the adjustment to the win percentage is less reliable). They also may selectively disclose the information, being silent on the topic when win percentage is a benefit, and calling out low win percentage only when the financials are negatively impacted.
The Company believes the Measure has many similarities to other non-GAAP metrics that are widely used. For example, many companies utilize a constant currency non-GAAP measure to enhance comparability for

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Securities and Exchange Commission
August 4, 2023

the benefit of investors. In these instances, the companies adjust various financial measures (e.g., revenues, EBITDA, expenses, net income, etc.) to be comparable to previous periods. They accomplish this by multiplying the chosen measure by the exchange rates in effect during the period to which the measure is being compared. The Company believes this is consistent with the methodology used to create the Measure, as the applicable revenues are being adjusted using the win percentage (i.e., rate) observed in previous periods to improve comparability. Additionally, both measures are designed to give investors insight into the underlying operating performance of the business. We believe providing the Measure on a consistent and transparent basis is just as useful, if not more so, as other companies’ utilization of constant currency non-GAAP measures, which appear to have been acceptable based on Question 104.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
The Company believes the Measure is important to investors, which is why we provide consistent and transparent disclosure of the Measure on a quarterly basis whether it is an increase or decrease to revenue or adjusted property EBITDA. We believe our investors utilize the Measure and associated details in their modeling of our historical and future results, including the adjustment and continued evaluation and updates of changes to the expected range of win percentage. If we are required to discontinue use of the Measure, the Company would seek the Staff’s consideration of alternative methods through which the Company could provide similar information to investors. We believe it is important to continue to provide this information on a consistent and transparent basis to meet investor expectations generally, and specifically during this sensitive period during which our Macao Operations and Marina Bay Sands are only now recovering from the significant impact of the COVID-19 pandemic.
In closing, we request the Staff reconsider its decision to not allow the Company to continue providing hold-normalized non-GAAP disclosures of consolidated hold-normalized adjusted property EBITDA, hold-normalized adjusted property EBITDA for Macao Operations and Marina Bay Sands, and hold-normalized adjusted net loss from continuing operations attributable to LVS. We believe our consistent and transparent disclosure of the Measure over the last ten years is appropriate and fully consistent with the goals of the SEC for issuers to be transparent and not misleading or selective in their presentation of financial measures. In this regard, while we recognize the examples provided in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations are not meant to be an exhaustive list of potentially misleading presentation of a non-GAAP measure, we do not believe our use of the Measure results in a misleading disclosure under the guidance as explained above. In addition, as noted above, we plan to redefine the non-GAAP disclosures related to the Measure to “Hold-adjusted” rather than “Hold-normalized,” and to consider ways to expand the definition and rationale for providing the non-GAAP disclosures in future disclosures.

*	*	*

The Company believes the foregoing is fully responsive to the Comment Letter. Please let us know if you have any questions by contacting the undersigned at (702) 923-9238.

Sincerely,

/s/ D. ZACHARY HUDSON

D. Zachary Hudson
Executive Vice President, Global General Counsel and Secretary
Las Vegas Sands Corp.

cc: Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

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